Exhibit 99


                              OLD STONE CORPORATION


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 1997, 1996 AND 1995

                              OLD STONE CORPORATION
                        CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                    CONTENTS


Independent  Auditors'  Report ............................................   1


Consolidated  Balance  Sheets .............................................   2


Consolidated Statements of Operations .....................................   3


Consolidated Statements of Changes in Stockholders' Equity (Deficit) ......   4


Consolidated Statements of Cash Flows .....................................   5


Notes to Consolidated Financial Statements ................................ 6-15

Independent Auditors' Report


Board of Directors
Old Stone Corporation
Providence, Rhode Island


We have audited the consolidated balance sheets of Old Stone Corporation and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to report on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our report.

As discussed in Note 1, substantially all of the operations of the Corporation have been discontinued and the Corporation is subject to a number of commitments and contingencies, all of which raise substantial doubt about its ability to continue as a going concern. The accompanying 1997, 1996 and 1995 consolidated financial statements have been prepared by the Corporation assuming that the Corporation will continue as a going concern and, accordingly, include no adjustments for the outcome of these uncertainties.

Because of the possible material effects of the uncertainties referred to in the preceding paragraph, we are unable to express, and we do not express, an opinion on the 1997, 1996 and 1995 consolidated financial statements.


Lefkowitz, Garfinkel, Champi & DeRienzo P.C.


Providence, Rhode Island
January 23, 1998
March 20, 1998 for Note 8

                              OLD STONE CORPORATION

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 1997 AND 1996
                                ($ in thousands)


                                         ASSETS

                                                         1997         1996
                                                      ---------    ---------
Cash
                                                       $    27    $       33
Short-term investments                                     251           401
Loans receivable (net of reserve for
  loan losses of $52 for
  1997 and $32 for 1996)                                    34            56
Accrued interest receivable                                                1
Other assets                                                56            79
                                                      ---------    ---------

                                                     $     368     $     570
                                                      =========    =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Other Liabilities                                    $   1,184     $   1,173
                                                      ---------    ---------

Commitments and contingencies (Notes 1, 6, 7 and 8)

Redeemable preferred stock:

  Preferred stock, series B, $1 par value; 1,046,914
   shares authorized, issued and outstanding
   (Liquidation value $20,938)                          20,300        20,104
                                                      ---------    ---------

Stockholders' equity (deficit):
  Common stock, $1 par value; 25,000,000 shares
   authorized; 8,300,175 shares issued                   8,300         8,300
  Additional paid-in capital                            91,685        91,881
  Surplus                                               30,000        30,000
  Accumulated deficit                                 (149,958)     (149,745)
  Treasury stock, at cost, 54,000 shares                (1,143)       (1,143)
                                                      ---------    ---------

                                                       (21,116)      (20,707)
                                                      ---------    ---------
                                                     $     368     $     570
                                                      =========    =========

                 See notes to consolidated financial statements

                              OLD STONE CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                   ($ in thousands except for per share data)

                                                          1997       1996       1995
                                                       -------    -------    -------

Income:
  Interest income                                     $    18    $     20    $    42
  Securities gains, net                                                50         41
  Commission income                                       164         156        165
  Other income                                             15          25         23
                                                       -------    -------    -------

                                                          197         251        271
                                                       -------    -------    -------


Expenses:
  Salaries and employee benefits                          155         168        166
  Net occupancy expense                                    18          21         28
  Equipment expense, including depreciation                 3          13         14
  Other expenses                                          227         342        343
                                                       -------    -------    -------

                                                          403         544        551
                                                       -------    -------    -------
Loss from continuing operations before income taxes      (206)       (293)      (280)
Income taxes                                                7           6          9
                                                       -------    -------    -------

Loss from continuing operations                          (213)       (299)      (289)
Loss from discontinued operations                                               (182)

Net loss                                            $    (213)  $    (299) $    (471)
                                                       =======    =======    =======
Net loss available for common stockholders            $(2,921)  $  (3,007)   $(3,179)
                                                       =======    =======    =======
Loss per share:
  Continuing operations                               $  (.35)  $    (.36)   $  (.36)
  Discontinued operations                                                       (.02)
                                                       -------    -------    -------
Total                                                 $  (.35)  $    (.36)   $  (.38)
                                                       =======    =======    =======

Average common shares outstanding                   8,297,046   8,297,046  8,297,046
                                                   ===========  ========== =========


                See notes to consolidated financial statements


                                             OLD STONE CORPORATION

                        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                                 ($ in thousands)



                                                 Additional
                                       Common       paid-in                      Accumulated         Treasury
                                        stock       capital         Surplus          deficit            stock        Total

Balance, January 1, 1995           $    8,300   $    92,274     $    30,000     $   (148,975)     $    (1,143) $    (19,544)

Net loss                                                                                (471)                          (471)

Accretion  of discount on
preferred  stock, Series B                             (197)                                                           (197)
                                    ---------       --------        -------        ---------         --------     ----------

                                        8,300        92,077          30,000         (149,446)          (1,143)      (20,212)
Balance, December 31, 1995
                                                                                        (299)                          (299)
Net loss
                                                       (196)                                                           (196)
                                    ---------       --------        -------        ---------        ---------     ----------
Accretion  of discount on
preferred stock, Series B               8,300        91,881          30,000         (149,745)          (1,143)      (20,707)

Balance, December 31, 1996                                                              (213)                          (213)

Net loss                                               (196)                                                           (196)
                                    ---------       --------        -------        ---------         --------     ----------


Accretion  of discount on
preferred stock,  Series B         $    8,300   $    91,685     $    30,000    $    (149,958)     $    (1,143)      (21,116)
                                   ==========   ===========     ===========     ==============     ==========     =========


Balance, December 31, 1997






See notes to consolidated financial statements.




                                                   OLD STONE CORPORATION

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                       YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                                     ($ in thousands)



                                                           1997           1996         1995
                                                          -------        -------      -----

Cash flows from operating activities:
   Net loss                                               $  (213)       $  (299)    $  (471)
   Adjustments to reconcile net loss to net cash
     used in operating activities:

     Provision for loan losses                                 20             18          14
     Depreciation                                               3              4          7
     Increase in:
       Accrued interest receivable                                                        (1)
       Other liabilities                                       11                         17
     Decrease in:
       Accrued interest receivable                              1              6
       Other assets                                            20            205         277
       Other liabilities                                                    (196)
                                                            -----          -----       -----

   Net cash used in operating activities                     (158)          (262)       (157)

Cash flows from investing activities:

   Net decrease in investments                                150             23         373
   Net decrease in loans                                        2              2          27
   Acquisition of premises and equipment                                      (2)         (3)
                                                            -----          -----       -----

   Net cash provided by investing activities                  152             23         397
                                                            -----          -----       -----
Increase (decrease) in cash                                    (6)          (239)        240

Cash, beginning of period                                      33            272          32
                                                            -----          -----       -----
Cash, end of period                                         $  27          $  33       $ 272
                                                            -----          -----       -----



                 See notes to consolidated financial statements.

                              OLD STONE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



1. Description of business, basis of presentation and summary of significant accounting policies:

Description of business and basis of presentation:

Old Stone Corporation (the "Company") was originally formed as a unitary savings and loan holding company which conducted substantially all of its business through its ownership of Old Stone Bank (a federal savings bank) and subsidiaries (together, the "Bank"). On January 29, 1993, the Office of Thrift Supervision of the United States Department of the Treasury ("OTS") placed the Bank into receivership due to the Bank's under capitalization. The OTS created a new institution, Old Stone Federal Savings Bank ("Old Stone Federal") to assume all deposits and certain assets and liabilities of the Bank. The Resolution Trust Corporation ("RTC") was appointed receiver to handle all matters related to the Bank and as conservator of Old Stone Federal. A substantial portion of the assets and liabilities of Old Stone Federal was sold by the RTC to another Rhode Island financial institution in 1994. The Federal Deposit Insurance
Corporation ("FDIC"), as successor-in-interest to the RTC, continues to act as conservator of the remaining assets and liabilities of Old Stone Federal.

As a result of the receivership of the Bank, the Company has undergone material changes in the nature of its business and is no longer operating as a savings and loan holding company. Accordingly, the operations of the Bank subsequent to receivership have not been included in the accompanying consolidated financial statements.

The Company's continuing business activities include its sole active surviving subsidiary, Old Stone Securities Company, a registered securities broker/dealer which provides brokerage services to retail and institutional clients. All material intercompany transactions and balances have been eliminated.

The accompanying 1997, 1996 and 1995 consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed previously and in Note 2, substantially all of the operations of the Company have been discontinued. The Company has a net equity deficiency of approximately $21,100,000 at December 31, 1997 and is subject to a number of commitments and contingencies, as follows:

     The Company's sole remaining active subsidiary incurred a loss of approximately $71,000 in 1997. Management does not expect these operating results to improve in the near future to a level which would provide significant capital or cash flow to the Company from this subsidiary.

                              OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



1. Description of business, basis of presentation and summary of significant accounting policies (continued):

Description of business and basis of presentation (continued):

     The Company may be subject to legal proceedings related to its management of the Bank prior to receivership.

     The Company has been unable to pay cumulative dividends on the Series B preferred stock outstanding. Also, management does not expect the Company to be able to meet its redemption obligations, unless the Company is successful in its litigation against the United States Government (see also Note 6).

All of the above raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Until the outstanding uncertainties discussed above are resolved, management has invested, and intends to continue to invest, the Company's assets on a short-term basis. The Company's Board of Directors has made no decision at the present time as to whether or not it would be appropriate for the Company to liquidate its assets.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased, excluding money market funds, to be cash equivalents. There were no cash equivalents at December 31, 1997 or 1996.

                              OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



1. Description of business, basis of presentation and summary of significant accounting policies (continued):

Short-term investments:

The Company's short-term investments consist principally of investments in money market funds and are classified as available for sale. Accordingly, short-term investments are carried at market value, which approximates cost. These money market funds primarily hold investments in U.S. Government securities in the name of the fund.

The cost of investments sold is determined using the specific identification method.

Loans and reserve for loan losses:

Investments in loans are stated at amortized cost, less an allowance for amounts deemed uncollectible by management. Substantially all such investments in loans are being serviced by Old Stone Federal or its successor-in-interest and were purchases of participating interests in loans or groups thereof in prior years. The loans bear interest ranging from 8% to 13% and are collateralized by real estate or tangible property.

Premises and equipment and depreciation:

Premises  and  equipment,   included  in  other  assets,  are  stated  at  cost.
Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets.

Income taxes:

The Company has filed consolidated federal income tax returns, including all of its subsidiaries, in 1996 and prior years and is expected to continue to do so in 1997.

                              OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



1. Description of business, basis of presentation and summary of significant accounting policies (continued):

    Income taxes (continued):

    The Company accounts for certain income and expenses for financial reporting purposes in different periods than for income tax reporting purposes, principally with respect to the continuing losses incurred by the Company and its sole active surviving subsidiary.

    The change in the deferred tax assets and liabilities resulting from these and other temporary differences are recognized currently in the provision for income taxes.

    Loss per common share:

    Loss per common share is computed by dividing net loss, increased by required dividends on preferred stock and the accretion of the discount on the preferred stock, by the weighted average number of shares of common stock outstanding during each period presented.

2.  Loss from discontinued operations:

    The Resolution Trust Corporation (the "RTC") and the former directors and officers of Old Stone Bank executed a settlement and release agreement dated December 31, 1995. The settlement has been reported as a loss from discontinued operations in the accompanying 1995 statement of operations. The loss from discontinued operations is comprised of the following:

RTC settlement amount                                           $ 100,000
Legal fees                                                         82,492
                                                               ===========
                                                                $ 182,492

    Upon the execution of the agreement with the RTC, the OTS signed a release of claims against former directors and officers of Old Stone Bank.


                              OLD STONE CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



3.  Loss per share:

    The calculation of loss per share is as follows (dollars in thousands, except for per share amounts):

                                                             1997           1996        1995
                                                        ---------      ---------   ---------

     Net loss                                             $ (213)         $ (299)     $ (471)
     Required dividends and accretion of
      discount on Series B preferred stock                  2,708          2,708       2,708
                                                        ---------      ---------   ---------

     Net loss applicable to common stock                  $(2,921)       $(3,007)    $(3,179)
                                                        =========      =========   =========

    Allocation of loss:
       Continuing operations                              $(2,921)       $(3,007)    $(2,997)
       Discontinued operations                                                          (182)

       Loss applicable to common stock                    $(2,921)       $(3,007)   $ (3,179)
                                                        =========      =========   =========

     Average shares outstanding                         8,297,046      8,297,046   8,297,046
                                                        =========      =========   =========

     Loss per share:
       Continuing operations                              $ (.35)         $ (.36)     $ (.36)
       Discontinued operations                                                          (.02)

       Total                                              $ (.35)         $ (.36)     $ (.38)
                                                        =========     ==========   =========

    The Company's common stock ceased trading on national exchanges shortly after the Bank was placed in receivership by the OTS.


                              OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



4.  Other assets and liabilities:

    The following comprise other assets (dollars in thousands):

                                                                  December 31,

                                                                1997        1996
                                                                ----       ----

     Cash deposits held by escrow agents on behalf
      of the Company                                            $ 33       $  33
     Premises and equipment, less accumulated depreciation
      of $19 and $22 in 1997 and 1996, respectively                7          10
     Customer and other receivables and prepaids                  16          36
                                                                  --          --

    Total                                                       $ 56       $  79
                                                                ====       =====

    The following comprise other liabilities (dollars in thousands):

                                                                  December 31,

                                                                1997        1996
                                                                ----        ----

     Due Old Stone Federal (Note 7)                            $ 478       $ 478
     Accrued state income taxes                                  607         607
     Accounts payable and accrued expenses                        99          88
                                                                  --          --

    Total                                                    $ 1,184     $ 1,173
                                                             =======     =======

5.  Income taxes:

    The Company is the parent company of an affiliated group of corporations that file consolidated income tax returns. For the years ended December 31, 1997, 1996 and 1995, the tax calculations do not include the operations of the Bank, as they relate to discontinued operations that are not presented in 1997, 1996 and 1995.


                              OLD STONE CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



5.  Income taxes (continued):

    The components of income tax expense for each of the years ended December 31 are as follows (dollars in thousands):

                                                             1997           1996        1995
                                                             ----           ----        ----

     Current tax expense                                      $ 7            $ 6         $ 9

     Deferred tax benefit                                     (66)          (100)       (160)

     Benefit of net operating loss not
      recognized, deferred                                     66            100         160
                                                              ---           ----         ---

     Total                                                   $ 7            $  6        $  9
                                                             ====           ====        ====

    The differences between income tax expense related to continuing operations and the amount computed by applying the statutory federal income tax rate to loss from continuing operations are as follows (dollars in thousands):

                                                             1997           1996        1995
                                                             ----           ----        ----

     Loss from continuing operations before
      income taxes                                         $ (206)        $ (293)     $ (280)
                                                           ======         ======      ======

     Tax benefit at statutory rate                          $ (70)        $ (100)      $ (95)
     Increase in taxes resulting from:
       State tax, net of federal benefit                        7              6           6
       Benefit of net operating loss not recognized            70            100          98
                                                              ---           ----          --

     Income tax expense, continuing operations                $ 7            $ 6         $ 9
                                                             ====           ====        ===

    Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.


                              OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



5. Income taxes (continued):

At December 31, 1997, the Company has net operating loss carryforwards available for tax reporting purposes amounting to approximately $1,045,000. These net operating loss carryforwards expire in various years through 2012.

Since the future use of these net operating loss carryforwards for tax reporting purposes is uncertain, a valuation allowance for the entire amount of deferred tax assets resulting from same has been provided as of December 31, 1997 and 1996.

Income taxes paid in 1997, 1996 and 1995 totalled approximately $7,000, $6,000 and $9,000, respectively.

6.  Redeemable preferred stock:

    The Cumulative Voting Convertible Series B stock ($20.00 stated value) is convertible into common stock, at the option of the holder, until February 20, 2001. Thereafter, the holders of the Series B stock will have no further conversion rights. The basis of exchange is determined by dividing the per share book value of the common stock, as defined in the authorizing stock resolution, by the $20.00 per share stated value of the Series B stock, with a minimum exchange rate of one share of Series B stock for two-thirds share of common stock. Each share is entitled to one-half vote on all matters upon which common shares are voted.

    The Company may redeem the Series B stock on any dividend date after February 20, 1991, beginning with the dividend payable on March 15, 1991, for redemption prices which decline from $21.60 in the first year of the redemption period until February 20, 2001, when the redemption price becomes $20.00 per share for all ensuing years.

    Additionally, beginning on February 20, 2002 and on each succeeding February 20 thereafter, the Company is required to redeem 10 percent of the Series B stock at $20.00 per share.

    On October 6, 1991, the annual dividend of $2.40 per share was suspended. As of December 31, 1997, cumulative preferred dividends of $15,703,710 ($15.00 per share) have not been declared or paid.

                              OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



7.  Employee benefits:

    Prior to the action by the OTS as discussed in Note 1, the Company and its subsidiaries, along with other subsidiaries of the Bank, participated in a noncontributory defined benefit pension plan and an employee stock ownership plan ("ESOP") sponsored by the Company, which covered substantially all full-time employees. The benefits under the pension plan were based primarily on years of service and employee compensation. The ESOP, which was a defined contribution plan, was established as an offset to the pension plan to provide possible additional future retirement benefits for the participants in conjunction with the defined benefit pension plan.

    Credit for service subsequent to January 29, 1993 is no longer awarded under either of the plans. Under the terms of the sale of certain assets and liabilities of Old Stone Federal by the RTC in 1994, the purchaser has accepted responsibility for the defined benefit pension plan. The FDIC, as successor-in-interest to the RTC, is currently in the process of planning the termination of the ESOP. The transfer of responsibility for the defined benefit pension plan and the termination of the ESOP are not expected to have any effect on the Company.

    Amounts due Old Stone Federal or its successor-in-interest (see Note 4) consist of pension contribution allocations of approximately $478,000 at December 31, 1997 and 1996.

8.  Other commitments and contingencies:

    On September 16, 1992, the Company and the Bank ("Plaintiffs") instituted a suit against the United States ("Defendant") in the U.S. Court of Federal Claims. In connection with certain government-assisted acquisitions by Plaintiffs in the 1980's, the Defendant (through its various agencies) agreed to provide Plaintiffs with certain valuable capital credits and supervisory goodwill and authorized Plaintiffs to treat those credits and supervisory goodwill as regulatory capital on the Bank's financial statements.

    Following the passage of the Financial Institutions Reform, Recovery, and Enforcement Act in August 1989, the OTS required the Bank to discontinue treating these capital credits and supervisory goodwill as part of regulatory capital and caused the Bank to immediately write off approximately $80,000,000 of such capital credits and supervisory goodwill. In this suit Plaintiffs allege breach of contract by the United States, resulting in substantial injury to Plaintiffs, effecting a taking of Plaintiffs' property without just compensation, and unjustly enriching the Defendant at the expense of Plaintiffs. Plaintiffs seek compensation for the damages caused by the breach, just compensation for the property taken, and disgorgement of the amounts by which the Defendant has been unjustly enriched.

                              OLD STONE CORPORATION

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



8.  Other commitments and contingencies (continued):

    The Defendant has filed a counterclaim against the Company for alleged breach of its net worth maintenance agreement. The Company has filed an answer denying such counterclaim. Following the Bank closing, the Bank's claims and the claims of the Company were split into two separate actions. The Company's claims are separate and distinct from the claims of the Bank. An agency of the Defendant serves as receiver for the Bank and is maintaining the Bank's claims against the Defendant in a separate action. There are several such cases pending before the U.S. Court of Federal Claims. The Company's case is dependent upon the outcome of other cases which are being litigated on damages.

    Subsequent to the year ended December 31, 1997, the Company filed a motion for summary judgment. The Defendant has not responded as of March 20, 1998. No prediction as to the timing or the outcome of this case can be made at this time.

9.  Fair value of financial instruments:

    The fair values of cash, receivables and payables approximate the carrying amounts of such instruments due to their short maturities.

    All of the Company's financial instruments are held for nontrading purposes.




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